Exhibit 99.1

Qunar Receives Majority of Minority Shareholder Consent to

Employee Share Exchange Program

BEIJING, Dec. 9, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ:QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced that, following Qunar’s announcement of an exchange program for its employees on October 26, 2015 and the management’s voluntary undertaking to seek the consent of its shareholders, it has received consent for the employee exchange program from Qunar shareholders representing the majority of all the outstanding fully diluted shares of Qunar, including convertible bonds on an as converted basis, that were not owned by Baidu, Ctrip, or Qunar management.

As of October 23, 2015, total shares outstanding of Qunar on a fully diluted basis, including convertible bonds on an as converted basis, that were not owned by Baidu, Ctrip or Qunar management, were 207,540,976 shares, which is equivalent to 69,180,325 Qunar ADSs (the “Fully Diluted Minority Shareholdings”).

As of December 7, 2015, Qunar had received written affirmative consent from its shareholders that beneficially owned 40,154,332 Qunar ADSs as of November 30, 2015, which is equivalent to 58% of the Fully Diluted Minority Shareholdings.  In addition, shareholders that beneficially owned 552,822 ADSs as of November 30, 2015, or 0.8%, did not consent to the exchange.  The remainder did not express their view.

“We truly appreciate the support from our global shareholder base,” said CC Zhuang, chief executive officer and co-founder of Qunar.  “The alignment of employees, management and shareholders forms the foundation for generating long-term value.  We are looking forward to greater cooperation with Ctrip across business lines and greater value creation for all.”

“Receiving the majority of minority shareholder consent is a sign of mutual support between our shareholders and our team,” added Yilu Zhao, chief financial officer of Qunar. “Employees’ dedication and shareholders’ conviction have fueled the growth of Qunar.   We are truly grateful for everyone’s support.”

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; the business cooperation agreement with Baidu; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of the announcement, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com